Exhibit 1

(Translation)
To whom it may concern
December 10, 2007
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Senior Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notification Regarding Third Party Allotment of New Shares Issued by the Company and Equity Warrants Offering
At the Company’s Board of Directors Meeting held on December 10, 2007, the Company agreed to a strategic investment by and business alliance (the “Investment and Business Alliance”) with TPG (“TPG”), a leading U.S. private equity investment firm, in order to strengthen the Company’s financial position. We hereby give notice that, at the aforementioned meeting, the Company passed the following resolutions regarding a third party allotment of new shares and an issuance of equity warrants to funds managed by TPG (the “Allotment of Shares and Equity Warrants”).
1.	Summary of Allotment of Shares and Equity Warrants
           TPG, through funds managed by TPG, is planning to acquire a maximum of 100,000,000 shares of the Company’s common stock that will be issued through a third party allotment of new shares under Japanese law. In conjunction with such issuance of new shares, the Company will also issue to TPG Equity Warrants (representing a maximum of 8,750,000 shares at the time of issuance) at no cost. Because the Equity Warrants may be considered to be offered under “specially favorable terms” under Japanese law, and the issuance of the new shares may be considered to constitute an issuance of shares at a “specially favorable price”, these transactions will be submitted for approval to an extraordinary meeting of shareholders of the Company to be held on February 18, 2008 (the “Extraordinary Meeting of Shareholders”).
2.	Summary of Business Alliance
(1)	Capital injection by TPG into a foreign subsidiary of the Company
          As part of the Investment and Business Alliance, TPG will make a capital injection of USD 102,500,000 (calculated at an exchange rate of USD 1 = JPY 110, equivalent to JPY 11.3 billion) through funds managed by TPG to a limited liability company established by the Company in the State of Delaware, U.S.A. (the “Delaware LLC”). It is anticipated that the Delaware LLC, through companies established or to be established in the Cayman Islands and the People’s Republic of China (“China”) Hong Kong Special Administrative Region, will hold 100% ownership of Nissin Leasing (China) Co., Ltd., the Company’s consolidated subsidiary which operates the Company’s core finance and leasing business in China.

          As a result of the capital injection, TPG will own convertible preferred membership units of Delaware LLC equivalent to a 50% stake at the time of the investment (calculated on a fully diluted basis); however, such stake may convert to 90% (calculated on a fully diluted basis) upon the occurrence of certain trigger events. The trigger events consist of the occurrence within 7 years of the capital injection of certain events that would have a substantial impact on the Company’s business or the inability of the Company to achieve certain minimum performance targets agreed by the Company and TPG within the same 7-year timeframe.
          More specifically, the trigger events include;
1.
A situation wherein the aggregate amount of refunds of excess interest repayments in cash and loan principal charged-off by excess interest repayments of the Company from and after October 1, 2007 exceeds the reserve for such amounts recorded on September 30, 2007 by JPY 8 billion;

2.
A situation wherein, on the third anniversary of the date of TPG’s investment in the Company, the trading price per share of common stock of the Company is less than twice the per share price paid by TPG on the date of the investment;

3.
A situation wherein, on the fifth anniversary of the date of TPG’s investment in the Company, the trading price per share of common stock of the Company is less than three times the per share price paid by TPG on the date of the investment;

4.
A situation wherein the Company is in material default under its financing agreements, has entered bankruptcy proceedings, or experiences an occurrence of certain other events which would adversely impact its liquidity; or

5.	A situation wherein the Company’s common stock is no longer listed on the Tokyo Stock Exchange.
          As a condition for the agreed conversion and to support the procurement of financing for Nissin Leasing (China) Co., Ltd., TPG will guarantee any loans to such company up to a limit of USD 100 million. Once TPG ownership of Delaware LLC’s shares reaches 50%, Nissin Leasing (China) Co., Ltd. may no longer be a consolidated subsidiary of the Company. Such change will be notified when the deconsolidation becomes clear.
(2)	Appointment of Board Members
          As part of the Investment and Business Alliance, it is planned that TPG will appoint a majority of board members of the Company. The appointment of these board members will be submitted for approval at the Extraordinary Meeting of Shareholders.
(3)	Summary of Advisory Agreement
          In accordance with the advisory agreement entered into as part of the Investment and Business Alliance, TPG intends to provide the Company with advice in relation to planning and execution of the Company’s mid to long-term business strategy, support for M&A including identifying opportunities, due diligence and execution support, and, as appropriate, recruitment of personnel. The company will pay JPY 200 million per year as compensation for these services.

(4)	The Bridge Loan
          In anticipation of the Investment and Business Alliance, it is expected that TPG will provide financing to the Company by means of a bridge loan totaling JPY 10 billion, on the material terms summarized below.
1.	Lender: Investment entities managed by TPG

2.	Date of financing: December 13, 2007

3.
Maturity Date:   June 13, 2008. Notwithstanding such date, the Company is expecting to repay the bridge loan before the maturity date out of funds procured by the new shares to be issued as part of the Investment and Business Alliance. Even in the event that the Allotment of Shares and Equity Warrants does not occur as planned, the Company expects to repay the bridge loan before the maturity date.

4.	Collateral:
•	800,000 shares of Nissin Servicer Co., Ltd., a consolidated subsidiary of the Company

•	100% of the shares of Nissin Leasing (China) Co., Ltd., a consolidated subsidiary of the Company (subject to approval of all relevant Chinese authorities)
5.	Use of Proceeds: Working capital expenses and repayment of indebtedness

6.
Other matters:   Until the amount of the bridge loan is fully repaid, the lenders will have the right to attend the Company’s board meetings as observers. Moreover, the lenders shall have the right to purchase, for USD 102.5 million, 100% of the shares of Nissin Leasing (China) Co., Ltd., a consolidated subsidiary of the Company, if, among other things, (i) pursuant to the terms of the bridge loan agreement, an event of default occurs as a result of the Company’s failure to repay the bridge loan when due, or (ii) the Investment and Business Alliance is not completed by the maturity date and the Bridge Loan has not been repaid in full.

          The Investment and Business Alliance, including the Allotment of Shares and Equity Warrants (excluding the bridge loan described above), is subject to the affirmative vote by the Company’s Extraordinary Meeting of Shareholders of all resolutions relating to the Investment and Business Alliance, receipt of all necessary approvals from relevant authorities, and agreement of TPG on the Company’s financial strategy at the time of the consummation of the Investment and Business Alliance.
3.	Amount of Capital to be Procured and Use of Proceeds
(1)	Amount of Capital to be Procured
▪	JPY 20,000,000,000 (total consideration for new shares to be issued by the Company)

▪
JPY 1,750,000,000 (total consideration payable to the Company upon exercise of the Warrants if the number of warrants are 87,500 (8,750,000 shares) (which is maximum) and all warrants are exercised at an exercise price per share of JPY 200.)

(Note) Other than the amount mentioned above, Delaware LLC will procure USD 102.5 million (calculated at an exchange rate of USD 1 = JPY 110, equivalent to JPY 11.3 billion) through the capital contribution by TPG to Delaware LLC as noted in “2 Summary of Business Alliance – (1) Capital injection by TPG into a foreign subsidiary of the Company”

(2)	Use of the Capital to be Procured
          The capital to be procured through the above-mentioned Third Party Allotment of Shares and Equity Warrants will be used primarily for the following purposes:
1.
Working capital expenses (extending loans to customers; for the Company’s four main business areas (real estate-related business, investment banking business, loan servicing business and China-related business), investment in the three domestic business areas and general and administrative expenses (Approximately JPY 10 billion). The China-related business will be financed by means of the capital injection that TPG will make into Delaware LLC).

Real estate-related business:	Real estate finance and real estate-related investment business.

Investment banking business:	Investment, underwriting, MBO/LBO finance.

Servicing business:	Servicing of loans with and without collateral; business revitalization.
2.
Repayment of indebtedness (Approximately JPY 10 billion – repayment of the bridge loan of JPY 10 billion to be borrowed from TPG pending receipt of shareholder approval for and funding of the Third Party Allotment of Shares and Equity Warrants.

(3)	Period for Spending the Capital to be Procured

From mid February 2008 to early March 2008.

(4)	Grounds for Decision on Reasonableness of Uses of Capital to be Procured
          The Company has moved away from its original business model and has focused the allocation of its resources on its China-related business, real estate-related business, the investment banking business, and the loan servicing business. By having multi-pronged strategies, it has endeavored to enlarge its revenue base, and, in order to persevere and grow in the prevailing difficult business environment for non-bank financial institutions, further concentration on these four core business areas is considered crucial.
          The Allotment of Shares and Equity Warrants will strengthen the financial condition of the Company and make further expansion in the four main business areas possible. It is expected that this will lead to improved profitability and increased corporate value.
4.	Results of Operations and Equity Finance (Past 3 Years)

(1)	Results of Operations for the Past Three Years (Consolidated) (millions of yen)

	Fiscal year ended	Fiscal year ended	Fiscal year ended
	March 31, 2005	March 31, 2006	March 31, 2007
Operating revenue	45,867	60,991	88,152
Operating income	8,619	12,784	10,435
Ordinary income	8,592	12,785	9,323
Net income	6,525	9,033	8
Net income per share (yen)	52.80	69.20	0.00
Dividend per share (yen)	16.20	21.00	3.20
Net assets per share (yen)	529.60	583.60	580.20

*	Adjustments have been made to the per share values to take into account past stock splits and reverse stock splits.

(2)	Number of Current Outstanding Shares and Potential Shares (as of September 30, 2007)

Type	Number of shares	Ratio of total number of outstanding shares
Number of outstanding shares	145,894,350	100%
Number of potential shares	0	0%

(3)	Current Trend in Share Price

For the past three years	(Yen)

		Fiscal year ended
	March 31, 2005	March 31, 2006	March 31, 2007
Opening price (yen)	433	251	128
High price (yen)	509 *274	308 *135	131
Low price (yen)	210 *240	140 *106	48
Closing price (yen)	250	129	70

(Note) The above figures are for the share prices on the Tokyo Stock Exchange, 1st Section. Those figures marked “*” are the prices after adjustment for share splits.

For the past six months	(Yen)

	May	June	July	August	September	October
Opening price (yen)	61	55	50	41	525	430
Top price (yen)	65	55	52	48 *714	579	458
Bottom price (yen)	53	48	33	31 *560	304	342
Closing price (yen)	55	51	41	575	418	402

(Note)	The above figures are the share prices at the Tokyo Stock Exchange, 1st Section. Those figures marked “*” are the prices after adjustment for share splits.

Most recent prices	(Yen)

As of December 7, 2007
Opening price (yen)	363
High price (yen)	364
Low price (yen)	352
Closing price (yen)	356

(4)	Status of the Present Equity Financing
1.	Allotment of new shares to third party

Issue due date	February 20, 2008 (tentative)
Gross proceeds	JPY 20,000,000,000 (Offering price: undetermined (see Note 1))
Number of shares outstanding prior to the time of issuance	145,894,350 (As of September 30, 2007)
Number of shares to be issued in the third party allotment	80,000,000 to 100,000,000 shares (see Note 2)
Number of shares outstanding after the issuance	225,894,350 to 245,894,350 shares (see Note 2)
Third party receiving new share allotment	TPG Vision Upper I, Ltd.

(Note 1)	At the meeting of the board of directors held on December 10, 2007, the calculation method for the offering price was determined.

“The amount to be paid shall be the lesser of JPY 250 per share and 90% of the average volume weighted average price (being the volume weighted average price for ordinary trading in the common stock of the Company on the Tokyo Stock Exchange, or “VWAP”), for the period between February 8, 2008 (inclusive) and February 15, 2008 (inclusive), excluding any day on which there was no VWAP (rounded off to the nearest one yen); provided, however, that if such price is less than JPY 200, then the amount to be paid shall be JPY 200 per share.”

(Note 2)
The Company plans to allocate shares calculated based on a figure of JPY 20 billion. The maximum number of shares to be issued (100,000,000 shares), as noted in “1. Summary of Allotment of Shares and Equity Warrants ”, is the number that shall be issued when the price per share is JPY 200 (JPY 20 billion divided by JPY 200 purchase price per share) As noted in (Note 1) above, if the per share price exceeds JPY 200, the number of shares to be issued shall be calculated by dividing JPY 20,000,000,000 by the per share price rounding off to the nearest full number (however, fractional numbers of shares below one trading unit will be rounded off to the nearest unit such that if there is a fractional number comprising less than 50 shares, it will be rounded down to the nearest 100 shares and if there is a fractional number consisting of 50 or more shares, the fractional number will be rounded up to the nearest 100 shares). As a result of the foregoing, the subscriber may not be entitled to subscribe for the maximum number of shares approved for allotment, and accordingly, there may be circumstances where the final number of shares to be issued pursuant to the approval for allotment may be lower than such maximum approved amount. To account for this, the number of shares to be issued has been set as a number within the range of 80,000,000 to 100,000,000 shares. The number of issued shares after the issuance will also change in accordance with the fluctuation in the number of shares issued.

2. Issuance of Equity Warrants to third party

Issue due date	February 20, 2008 (tentative)
Proceeds (yen)	JPY Zero (No consideration)
JPY 1,750,000,000 (total consideration upon exercise of the Warrants if the number of warrants are 87,500 (8,750,000 shares) (which is maximum) and all warrants are exercised at an exercise price per share of JPY 200)
Number of shares outstanding prior to the time of issuance	145,894,350 shares (as of September 30, 2007)
Number of potential shares after the time of issuance	7,000,000 to 8,750,000 shares (see Note)
Third party receiving new share allotment	TPG Vision Upper I, Ltd.

(Note)
The number of the Company’s new common stock that will be issued by the Company upon exercise of all warrants will be 8.75% of the number of new shares to be issued, as decided at the board of directors meeting held on Friday December 10, 2007 (a minimum of 80,000,000 and a maximum of 100,000,000, but excluding the number of shares the issuance of which is cancelled). As the Company’s shares trade on a unit basis with one unit equivalent to 100 shares, one Warrant will correspond to 100 shares. Therefore the number of Warrants to be issued was set at 87,500 warrants, on the assumption that number of new shares to be issued will reach the maximum possible. In a situation where less than 100,000,000 shares are issued, the third party receiving the new share allotment will receive warrants calculated by multiplying 0.0875 to the number of new shares issued and then dividing by 100 (however, to avoid issue of shares below one trading unit, fractional numbers comprising shares below one trading unit will be rounded off to the nearest unit such that if there was a fractional number comprising of less than 50 shares, it will be rounded down to the nearest 100 shares and if there was a fractional number consisting of 50 or more shares, the fractional number will be rounded up to the nearest 100 shares). As a result of the foregoing, the subscriber may not be entitled to subscribe for the maximum number of shares approved for allotment, and accordingly, there may be circumstances where the final number of shares to be issued pursuant to the approval for allotment (and the total number of potential shares subject to the Warrants after the allotment) may be lower than such maximum approved amount.

3. Reasons for Financing through Equity Warrants
            As noted above, as part of the Investment and Business Alliance, it is planned that TPG will designate a majority of the total number of board members of the Company. The Company takes the view that, in connection with TPG’s participation in the Company’s strategic planning and in addition to the allotment of new shares to TPG, the issuance of warrants will increase TPG’s incentive to increase the Company’s value. Such cooperation among the two organizations will strengthen the ties between them. It is also thought that the Company’s use of TPG’s network in Asia will bring synergies to its business development in and outside Japan. Based on the foregoing, subject to approval at the Extraordinary Meeting of Shareholders, the Company has determined that issuing warrants to TPG along with allotment of new shares will be extremely valuable.
(5)	Status of Equity Financings in the Past Three Years

Past issuance of new shares by the third party allotment

Issue due date	June 12, 2006
Gross proceeds (yen)	JPY 8,000,008,800 (Offering price: JPY 93 (see Note))
Number of shares outstanding prior to the time of issuance	2,812,941,000 (see Note)
Number of shares issued in the third party allotment	Common stock 86,021,600 (see Note)
Third party receiving new share allotment	Sumitomo Mitsui Banking Corporation
Purpose of the funds at the time	Repayment of indebtedness and other operational expenses such as funding loans to customers
Time of disbursement	From time to time after June 12, 2007
Current appropriation	Currently appropriating as originally planned

(Note)
Effective August 30, 2007, NIS Group conducted a 20 to 1 reverse stock split. The above referenced offering price, number of shares outstanding prior to the time of issuance, and the numbers of shares issued in the third party allotment are the figures prior to such reverse stock split.

5.	Major shareholders

Before Issuance (As of September 30, 2007)		After Issuance

Nissin Building Co., Ltd.	11.50%	TPG Vision Upper I. Ltd.	40.66%
Shuho Co., Ltd.	11.18%	Nissin Building Co., Ltd.	6.82%
Kunihiko Sakioka	3.07%	Shuho Co., Ltd.	6.63%
Sumitomo Mitsui Banking Corporation	2.94%	Kunihiko Sakioka	1.82%
Hideo Sakioka	2.69%	Sumitomo Mitsui Banking Corporation	1.74%
The Master Trust Bank of Japan, Ltd. (Trust Division)	1.71%	Hideo Sakioka	1.60%
Midori Moriyama	1.40%	The Master Trust Bank of Japan, Ltd. (Trust Division)	1.01%
Michimasa Sakioka	1.27%	Midori Moriyama	0.83%
Morgan Stanley & Co. International plc	1.01%	Michimasa Sakioka	0.75%
Japan Trustee Services Bank, Ltd. (Trust Division)	0.98%	Morgan Stanley & Co. International plc	0.60%

(Note)	1.
Above figures are calculated by adding the new shares to be issued in the present allotment of new shares to third parties (maximum number of shares to be issued, 100,000,000 shares) to the number of outstanding shares as of September 30, 2007.

2.	The issuance of new shares through the third party allotment may cause the largest shareholder and the controlling shareholder to change. Such change will be announced as soon as recognized.

3.	The table above is based on the Shareholder Register as of September 30, 2007.

4.	In addition to the above mentioned shares, NIS Group owns treasury shares representing 4.29% of its issued shares.
6.	Anticipated Effects on Operational Results
          NIS Group is currently conducting a careful review of the effects that the Investment and Business Alliance with TPG, including the Allotment of Shares and Equity Warrants, may have on its results of operations. Nonetheless, NIS Group believes that such alliance will contribute to improving its results of operations. The results of operations forecast for the current period (the fiscal year ending March 31, 2008) will be announced as soon as confirmed and available.
7.	Reasonableness of Terms and Conditions for Issuance
(1)	Calculation of the Offering Price

1. Issuance of New Shares in Third Party Allotment

The calculation of the per share price for new shares was determined at the meeting of the Board of Directors held on December 10, 2007, as noted in “3. Status of Results of Operations and Equity Finance - Status of the Present Equity Financing – Allotment of New shares to Third Party (Note 1)”.
          “The amount to be paid shall be the lesser of JPY 250 per share and 90% of the average volume weighted average price (being the volume weighted average price for ordinary trading in the common stock of the Company on the Tokyo Stock Exchange, or “VWAP”), for the period between February 8, 2008 (inclusive) and February 15, 2008 (inclusive), excluding any day on which there was no VWAP (rounded off to the nearest one yen); provided, however, that if such price is less than JPY 200, then the amount to be paid shall be JPY 200 per share.”

          2.  Issue of Equity Warrants in Third Party Allotment
          The amount to be paid per share for the shares issued by the Company upon exercise of the Equity Warrants (“Exercise Price”) shall, initially, be equal to the amount to be paid as specified above under “Issuance of New Shares in Third Party Allotment”. However, if the average closing price of the Company’s common stock in ordinary trading on the Tokyo Stock Exchange (including the quoted price) for the five consecutive trading days ending the day (inclusive) before the Exercise Date falls below the Exercise Price (or the Exercise Price after adjustment, if adjusted pursuant to Appendix 2. “Issuance of Equity Warrants through Third Party Allotment – (11) Adjustment of Exercise Price”), the Initial Exercise Price shall be obtained by multiplying 0.9 to the Exercise Price (or the Exercise Price after adjustment, if adjusted pursuant to Appendix 2. “Issuance of equity warrants through third party allotment – (11) Adjustment of Exercise Price”) (rounded down to the nearest second decimal place), and if any event requiring adjustment of the Exercise Price pursuant to Appendix 2. “Issuance of equity warrants through third party allotment – (11) Adjustment of Exercise Price” should arise during such 5 consecutive trading days, the value calculated by multiplying 0.9 to the Exercise Price shall be subject to further adjustments considered appropriate by the Company). In addition, the Exercise Price is subject to change as noted in Appendix 2. “Issuance of equity warrants through third party allotment – (11) Adjustment of Exercise Price”.
          The reason for providing the warrants for no consideration to TPG is as follows: Within the framework of the Investment and Business Alliance, assuming approval will be granted at the Extraordinary Meeting of Shareholders, it is planned that TPG will be participating in the Company’s management decision making by designating a majority of the Company’s board members. In order to provide TPG with a stronger incentive to improve the Company’s value through improvement of the Company’s business results and taking into account the increased corporate value the Company will receive as a result of the Investment and Business Alliance, the Company has decided to grant warrants up to a maximum of 87,500 units which account for rights to purchase a number of shares equal to 8.75% (8,750,000 shares) of the shares to be issued through the third party allotment.
(2)	Grounds for Decision on Reasonableness of the Number of Shares Issued and the Extent of Dilution
          The size of the present third party allotment of shares when calculated using the maximum number of shares that may be issued in the present transaction, is 100,000,000 shares, or 68.54 % of the total number of shares of issued stock as of September 30, 2007. TPG will therefore own 40.66 % of the Company’s issued shares. In addition, in this case, the equity warrants to be issued to TPG will represent potential shares amounting to 5.99% of the Company’s issued shares as of September 30, 2007. The present allotment of new shares to third parties (JPY 20 billion,) will reinforce the Company’s financial base as part of the Investment and Business Alliance with TPG, which is being entered into with the intent of improving the Company’s operational efficiency and expanding its business. This transaction is considered reasonable considering the deteriorating operational environment for non-bank financial companies in recent years and, given the current operational condition of NIS Group, the size of such transaction is considered necessary.

8.	Reasons for Choosing the Company Named Below for the Allotment

(1)	Company Details	(millions of yen)

1.	Name	TPG Vision Upper I, Ltd.

2.	Basis of Establishment	Cayman Islands Company Law

3.	Location	Cayman Islands

4.	Managerial board members (General Partner)	David Bonderman, President

5.	Stated Capital	Currently USD 2 (however, estimated to increase to JPY 20 billion before February 20, 2008)

6.	Relationship with the listed company	Investments made between the listed company (including board members and related persons and major shareholders) and the named company	N/A

		Personnel relationship with listed company	N/A

(2)	Reasons for Choosing the Named Company for the Allotment
          TPG is one of the world’s largest private investment firms with investments in global companies across a range of industries, as well as broad capabilities of managing these portfolio firms including such globally recognized names such as Neiman Marcus, Bally Shoes, Burger King, Ducati Motorcycles, Metro Goldwyn Mayer (MGM), Lenovo Computers, in addition to financial institutions in Asia and America. In Japan, TPG took a stake in the country’s No. 2 toy maker, TOMY, in March 2007 and is expanding its footprint in Japan. TPG now has an extensive global network of companies with its portfolio firms having combined revenues of approximately USD 114 billion and about 550,000 employees. To maximize stakeholders’ value, the Company will leverage TPG’s international network, management know-how and global best practices it has obtained from its investments, particularly in Asia’s financial services sector, such as its acquisition of a controlling stake in, and successful turnaround of, Shenzhen Development Bank, a Chinese nationwide bank, and Korea First Bank. The Company has chosen TPG to allocate the new shares as we view that TPG will support the Company’s expansion strategy both within and outside Japan.
(3)	Holding Policy of the Named Company
          The third party receiving allotment intends to own the Company’s shares in the mid to long-term. Such third party has agreed to notify the Company upon assignment of all or a portion of the shares within two years of the issuance of the new shares through the third party allotment.

(Appendix) Outline of Issuance of New Shares and Equity Warrants
1.	Issuance of New Shares through Third Party Allotment

(1)	Type and number of new shares offered: 100,000,000 shares of common stock of the Company

(2)
Calculation of the Amount to be paid:   The amount to be paid shall be the lesser of JPY 250 per share and 90% of the average volume weighted average price (being the volume weighted average price for ordinary trading in the common stock of the Company on the Tokyo Stock Exchange, or “VWAP”), for the period between February 8, 2008 (inclusive) and February 15, 2008 (inclusive), excluding any day on which there was no VWAP (rounded off to the nearest one yen); provided, however, that if such price is less than JPY 200, then the amount to be paid shall be JPY 200 per share.

(3)
Matters relating to stated capital and additional paid-in capital:   The increase in capital will be one half of the maximum permitted increase in stated capital, etc. calculated pursuant to Article 37, Section 1 of the Rules of Account Settlement of Corporations (with any fraction of less than one yen being rounded up). The increase capital reserve will be calculated by subtracting the actual increase amount applied to increase in stated capital from the maximum permitted increase in stated capital, etc.

(4)	Third party receiving the allotment and number of shares to be allotted: TPG Vision Upper I, Ltd. shall be allotted all shares offered.

(5)	Application due date:February 19, 2008

(6)	Settlement date:February 20, 2008

(7)	Minimum purchase unit: 10,000 shares

(8)	Shares not subscribed for by the application due date referred to in Item (5) above shall not be issued.

(9)	Other matters needing to be decided in relation to the abovementioned issuance of new shares through third party allotment shall be delegated to any Representative Director or his appointee.

(10)
The foregoing items are subject to the following conditions:   (i) such matters must be approved and resolved at a special resolution at the Extraordinary Meeting of Shareholders scheduled to be held on February 18, 2008; (ii) any matters relating to such resolutions must be resolved at the Extraordinary Meeting of Shareholders; (iii) all approvals and licenses required in relation to execution of the matters submitted for approval must be acquired (including effectiveness of filings under the Financial Instruments and Exchange Law); and (iv) certain terms and conditions set forth in the Investment Agreement to be entered into with the third party receiving the allotment are satisfied.

(11)
Reason for making the offer to allot new shares:   The Company has moved away from its original business model and has focused its resources on its real estate-related business, the investment banking business, the loan servicing business, and China-related business. By having multi-pronged strategies, it has endeavored to enlarge its revenue base, but, in order to persevere and grow in the prevailing difficult business environment for non-bank financial institutions, the Company has recognized the importance of reinforcement of its financial base by increasing its paid in capital. The Company also recognizes TPG to be not only a mid- to long-term stable shareholder but also a potential business partner with a wealth of experience in investment and business operations. With these factors in mind, the Company agreed to the Investment and Business Alliance in order to maximize the Company’s value. Under these circumstances and after a careful discussion with TPG as the third party receiving the allotment, the Company decided, using a valuation based on the market valuation method together with a degree of comparison with similar types of transactions, that the per share price to be paid shall be the lesser of JPY 250 per share and 90% of the average volume weighted average price (being the volume weighted average price for ordinary trading in the common stock of the Company on the Tokyo Stock Exchange, or “VWAP”), for the period between February 8, 2008 (inclusive) and February 15, 2008 (inclusive), excluding any day on which there was no VWAP; provided, however, that if such price is less than JPY 200, then the amount to be paid shall be JPY 200 per share.

2.	Issuance of Equity Warrants through Third Party Allotment
(1)	Name of Equity Warrants: NIS Group Corporation 10th Equity Warrants (the “Equity Warrants “)

(2)	Total amount to be paid for the Equity Warrants : None

(3)	Application closing date: February 19, 2008

(4)	Settlement date and the date the Equity Warrants will be issued: February 20, 2007

(5)	Type and number of shares subject to the Equity Warrants :
1.	The Equity Warrants are exercisable for shares of the Company’s common stock. The number of shares that will be issued upon exercise of one Equity Warrant shall be 100 (the “Allotted Shares”).

2.
Other than as in paragraph 1. above, upon any adjustment in the Exercise Price (as defined in Item (9) below) pursuant to Item 11 below, for each Equity Warrant, the number of Allotted Shares shall be adjusted to equal the number of shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Allotted Shares issuable upon exercise of one Equity Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

3.
If, in accordance with this provision, an adjustment to the number of shares would result in the issuance of fractional shares, such situation will be dealt with in the manner set forth in Article 283 of the Companies Law.

(6)	Total number of the Equity Warrants : 87,500; provided, however, that Equity Warrants not subscribed for by the application closing date referred to in Item (3) shall not be issued.

(7)	Amount to be paid per Equity Warrant: None

(8)	Equity Warrants Certificates: No certificate will be issued for the present Equity Warrants.

(9)	The value of property that will be contributed upon exercise of the Equity Warrants:
(1)
The value of property that will be contributed upon exercise of one Equity Warrant is calculated by multiplying the number of Allotted Shares by the Exercise Price (as adjusted pursuant to Item (11). Values below one yen will be rounded down to the nearest number.

(2)
The amount to be paid per share for the shares issued by the Company upon exercise of Equity Warrants (the “Exercise Price”) shall, initially, be equal to the lesser of JPY 250 per share and 90% of the average volume weighted average price (being the volume weighted average price for ordinary trading in the common stock of the Company on the Tokyo Stock Exchange, or “VWAP”), for the period between February 8, 2008 (inclusive) and February 15, 2008 (inclusive), excluding any day on which there was no VWAP; provided, however, that if such price is less than JPY 200, then the amount to be paid shall be JPY 200 per share (the “Initial Exercise Price”). However, if the average closing price of the Company’s common stock in ordinary trading on the Tokyo Stock Exchange (including the quoted price) for the five consecutive trading days ending the day before the Exercise Date (inclusive) falls below the Initial Exercise Price (or the Exercise Price after adjustment, if adjusted pursuant to Item (11)), the Initial Exercise Price shall be obtained by multiplying 0.9 to the Initial Exercise Price (or the Exercise Price after adjustment, if adjusted pursuant to Item (11)) (rounded down to the nearest second decimal place) (if any event requiring adjustment of the Exercise Price pursuant to Item (11) should arise during such five consecutive trading days, the value calculated by multiplying 0.9 to the Exercise Price shall be subject to further adjustments considered appropriate by the Company). In addition, the Exercise Price is subject to adjustment as noted in Item (11).

(10)	Amendment of Exercise Price: No amendment will be made to the Exercise Price of the Equity Warrants .

(11)
Adjustment of Exercise Price:   If, after the issuance of the Equity Warrants, the Company undertakes a stock split or reverse stock split, then the following adjustment to the Exercise Price shall be made:

Exercise		Exercise		1

price after	=	Price before	x

Adjustment		Adjustment		Stock Split or Reverse Stock Split Ratio

Moreover, when new equity warrants are issued that allow for common stock of the Company to be offered at a price below the market price (including corporate bonds containing equity warrants), or certain limited other circumstances arise, the Exercise Price shall be adjusted accordingly.

(12)	The period which the Equity Warrants can be exercised: From February 20, 2008 to 5:00 pm on February 20, 2015 ( the “Exercise Period”).

(13)	Conditions for exercising the Equity Warrants : Each Equity Warrant shall be exercisable only in whole and not in part.

(14)	Terms for acquiring the Equity Warrants : No terms will be set for acquisition of the Equity Warrants.

(15)	Items relating to increase in stated capital and additional paid-in capital from issuance of shares through execution of the Equity Warrants:
1.
The amount of capital increase from issuance of shares upon exercise of the Equity Warrants will be one half of the maximum permitted increase in stated capital calculated pursuant to Article 40, Section 1 of the Rules of Account Settlement of Corporations (with any fraction of less than one yen being rounded up).

2.	The increase in capital reserve will be calculated by subtracting the actual increase in stated capital calculated under paragraph 1. above from the maximum permitted increase in stated capital etc.
(16)	Limitations on acquisition of the Equity Warrants by assignment: The acquisition of the Equity Warrants through assignment shall not require approval by resolution of the Company’s board of directors.

(17)	Method of exercising the Equity Warrants:
1.
When exercising the Equity Warrants, an exercise notice in the form prescribed by the Company must be filed, bearing the seal or signature of the holder, during the period specified in Item (12) above at the office specified in Item (21) below, detailing the number and the content of the Equity Warrants that will be exercised along with the date of exercise.

2.
When exercising the Equity Warrants, in addition to the exercise notice, the amount in cash equal to the property to be contributed upon exercise of the Equity Warrants shall be paid to the Company’s bank account specified in Item (22) below.

3.	The effectiveness of the exercise of the Equity Warrants shall occur on the date of exercise of such Equity Warrants.
(18)
The Company shall issue stock certificates to holders of the Equity Warrants promptly after the exercise of the Equity Warrants becomes effective; provided, however, that pursuant to the Company’s Articles of Incorporation, the Company shall not be required to issue any certificates for fractional shares upon exercise of the Warrants.

(19)
In the event the Company restructures by consolidation or merger (provided that the Company is the dissolving company in the transaction), demerger or company split (provided that in each case the Company is the de-merged company in the transaction), share exchange or share transfer (but only where that the Company becomes a wholly-owned subsidiary of another corporation) (collectively, “Restructuring Transaction”), the Company as specified in Article 236 Section 8 (a)-(e) of the Company Law (“Restructuring Company”) shall issue new equity warrants as set forth in (1) to (8) below to the holders of any remaining Equity Warrants outstanding immediately prior to the relevant effective dates of the Restructuring Transaction (i.e. the effective dates of each consolidation, merger, demerger, share exchange and share transfer) (“Outstanding Warrants”). In such case, Outstanding Warrants shall expire and the Restructuring Company shall issue new equity warrants.

1.	Number of Equity Warrants of the Issuing Restructuring Company: Number of warrants equal to the Outstanding Warrants held by warrant holders shall be issued.

2.	Types of Shares of the Restructuring Company subject to Equity Warrants to be Issued by the Restructuring Company: Common Stock of the Restructuring Company

3.
Number of Shares issuable upon exercise of the Equity Warrants to be Issued by the Restructuring Company: To be decided in the manner described in Item (5) above, taking into account the terms and conditions of the Restructuring Transaction.

4.
Amount to be contributed upon exercise of the Equity Warrants:   The amount to be contributed upon exercise of the Equity Warrants shall be calculated by multiplying (x) the Exercise Price pursuant to Item (9) above as adjusted to take account of the terms and conditions of the Restructuring Transaction by (y) the number of shares of the Restructuring Company issuable upon the exercise of the Equity Warrants issued by the Restructuring Company determined pursuant to Item (3) above.

5.
Exercise Period:   From the later of the commencement date of Exercise Period for the Equity Warrants pursuant to Item (12) above and the effective date of the Restructuring Transaction, until the last date of the Exercise Period pursuant to Item (12) above.

6.	Increased Capital and Capital reserve from Issuance of Shares through Exercise of Equity Warrants: To be decided in the manner described under Item (15) above.

7.
Limitations on Acquisition of Equity Warrants through Assignment:   The acquisition of the Equity Warrants through assignment shall not require an approval by resolution of the Restructuring Company’s board of directors.

8.	Provisions for Call of Equity Warrants: No terms will be set for acquisition of the call Equity Warrants.
(20)	Method of offering: All of the Equity Warrants will be allotted through third party allotment to TPG Vision Upper I, Ltd.

(21)	Office for filing exercise notice: NIS Group Co., Ltd. Tokyo Head Office

(22)	Bank for paying the amount to be paid upon the exercise of the Equity Warrant: Sumitomo Mitsui Banking Corporation, Shinjuku Nishiguchi Branch

(23)	Other matters needing to be decided in relation to the abovementioned Equity Warrants shall be delegated to a Representative Director or his appointee.

(24)
The foregoing items are subject to the following conditions:   (i) the foregoing matters must be approved and resolved at a special resolution at the Extraordinary Meeting of Shareholders scheduled to be held on February 18, 2008; (ii) any matters relating to such resolutions must be resolved at the Extraordinary Meeting of Shareholders; (iii) all approvals and licenses required in relation to execution of the matters submitted for approval must be acquired (including effectiveness of filings under the Financial Instruments and Exchange Law); and (iv) certain conditions set forth in the Investment Agreement to be entered into with the third party receiving the allotment are satisfied.

(25)
Reason for offering the Equity Warrants to TPG on “specially favorable terms”:   The reason for providing the warrants for no consideration to TPG is as follows. Within the framework of the Investment and Business Alliance, assuming approval will be granted at the Extraordinary Meeting of Shareholders, it is planned that TPG will be participating in the Company’s management decision making by designating a majority of the Company’s board members. In order to provide TPG with a stronger incentive to improve the Company’s value through improvement of the Company’s business results and taking into account the increased corporate value the Company will receive as a result of the Investment and Business Alliance, the Company has decided to grant warrants (up to a maximum of 87,500 units) which accounts for 8.75% (8,750,000 shares) of shares to be issued through the third party allotment.

The above items are prepared under the assumption the transactions will be approved at the Extraordinary Meeting of Shareholders.

These materials contain forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from and be worse than those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated results, estimates or other information expressed in or underlying these forward-looking statements will turn out to be correct. In particular, we cannot assure that we will consummate the potential transaction referenced above or any other investment or similar transaction. Important risks and factors that could cause our actual results to differ materially from these forward-looking statements include without limitation the following: weak domestic economic conditions; the growing variety of legal means with which debtors can seek protection from creditors; changes to our portfolio of products and services and expansion into new business areas; the effect of fluctuations in the value of real estate held or securing loans; fluctuation in market environments regarding our investments; our ability to pursue and maintain profitable strategic alliances, joint ventures and strategic investments; increasing competition in the loan servicing market; risks associated with doing business in China; any future inability to obtain funds from lenders or access the debt capital markets on favorable terms; an increase in prevailing market interest rates; failure to implement our business strategies; the failure of our risk management systems; our ability to adequately evaluate or control risks associated with loans or guarantees we make or related collateral; any disruption or other difficulties experienced by our information or technological systems and networks; misconduct by an employee or director and our exposure to negative publicity of the consumer or business finance industries; failure to maintain the confidentiality of personal information of our customers; and the influence of our chairman and his family over important decisions.